January 5, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Amanda Ravitz
Tom Jones
Re:	Cerus Corporation
Registration Statement on Form S-3
File No. 333-219727
Acceleration Request
Requested Date: Monday, January 8, 2018
Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the U.S. Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:00 p.m. Eastern Time on January 8, 2018, or as soon thereafter as is practicable.

Very truly yours,

CERUS CORPORATION

By:	/s/ Chrystal N. Menard
Chrystal N. Menard
Chief Legal Officer

cc:	Chadwick L. Mills, Cooley LLP